February 4, 2010

James F. Cleary, Jr., President
MWI Veterinary Supply, Inc.
651 S. Stratford Drive, Suite 100
Meridian, ID 83642

   RE: **MWI Veterinary Supply, Inc.**
        Annual Report on Form 10-K FYE 09/30/09
        Filed November 20, 2009
        File No. 0-51468

Dear Mr. Cleary:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Exhibits

1. We note under "Severance/Termination Benefits" on page 13 of the definitive proxy that MWI Veterinary Supply Co. entered into a non-disclosure and non-competition agreement with Mr. John J. Francis. Please file the executed agreement as an exhibit to the Form 10-K as required by Item 601(b) of Regulation S-K.

2. We note that you have omitted exhibits to exhibit 10.18 without requesting confidential treatment for those exhibits. We also note exhibits 10.1, 10.2, 10.3, and 10.4 to the Form 10-Q for the period ended March 31, 2009 and exhibit 10.1 to the Form 10-Q for the period ended December 31, 2008 were not filed in its entirety. Please file these exhibits in their entirety, including all exhibits, schedules or other attachments, as required by Item 601(b)(10) of Regulation S-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Brian McAllister, accountant, at (202) 551- 3341, or Ryan Milne, accounting reviewer, at (202) 551- 3688 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (208) 955-8904